                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 2)(1)

                       FIRST KANSAS FINANCIAL CORPORATION
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    320651102
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                                 (CUSIP Number)

                            KATHERINE M. KOOPS, ESQ.
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                           191 PEACHTREE STREET, N.E.
                                 SIXTEENTH FLOOR
                                ATLANTA, GA 30303
                                 (404) 572-6600
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                SEPTEMBER 5, 2000
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. / /

     NOTE. Schedules filed regarding paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.
                       (Continued on the following pages)
                              (Page 1 of 6 Pages)

---------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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
------------------------------------------                             --------------------------------------
CUSIP NO. 320651102                                 SCHEDULE 13D                 PAGE 2 OF 4 PAGES
------------------------------------------                             --------------------------------------
------------------------------------------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Bradford M. Johnson
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a)/ /
                                                                                                          (b)/ /
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  3     SEC USE ONLY

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  4     SOURCE OF FUNDS
        PF
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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                                 / /
        ITEMS 2(d) OR 2(e)
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  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
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                   NUMBER OF                        7     SOLE VOTING POWER
                     SHARES                               101,000
                  BENEFICIALLY
                    OWNED BY
                      EACH
                   REPORTING
                  PERSON WITH:
                                                  ----------------------------------------------------------------
                                                    8     SHARED VOTING POWER
                                                          -0-
                                                  ----------------------------------------------------------------
                                                    9     SOLE DISPOSITIVE POWER
                                                          101,000
                                                  ----------------------------------------------------------------
                                                    10    SHARED DISPOSITIVE POWER
                                                          -0-
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        101,000
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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                / /
------------------------------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        8.0%
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  14    TYPE OF REPORTING PERSON
        IN
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

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Item 1.  SECURITY AND ISSUER

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends his Schedule 13D Statement dated June 29, 1998, as amended by Amendment No. 1 thereto dated November 2, 1999 (the "Statement"), relating to the common stock of First Kansas Financial Corporation (the "Company"). Unless otherwise indicated, all defined terms used in this Amendment No. 2 to the Statement shall have the same meanings as those set forth in the Statement. There has been no material change in the information included in the Statement except as regards the information contained in Items 2(b) and 5 of the Statement, which is supplemented as set forth below.

Item 2.  IDENTITY AND BACKGROUND

     (b) Mr. Johnson's business address is P.O. Box 8208, Shawnee Mission, Kansas 66208-0208.

Item 5.  INTEREST IN SECURITIES OF ISSUER

     As the result of the transactions in Company stock listed below, Mr. Johnson may now be deemed to be the beneficial owner of a total of 101,000 shares of Company stock, representing approximately 8.0% of the issued and outstanding shares, calculated based on a total of 1,265,693 outstanding shares of Company stock as indicated on the Company's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2000. Mr. Johnson currently has sole power to direct the voting and disposition of all such shares.

     During the past 60 days, Mr. Johnson has engaged in the following transactions in shares of the Company stock in addition to those disclosed in the Statement:

                              NUMBER OF SHARES
               DATE           PURCHASED/(SOLD)        PRICE PER SHARE
               ----           ----------------        ---------------
             09/05/00              (62,000)             $ 11.6875
             09/05/00               47,000                11.6875
             09/06/00               (4,500)               11.75
             09/08/00              (57,700)               11.75
             09/08/00               54,000                11.75

     Each of the above transactions was effected on the open market through Nasdaq National Market System.


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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        Date:   September 13, 2000


                                                /s/ Bradford M. Johnson
                                                --------------------------
                                                Bradford M. Johnson